Profit and Loss

Graff Golf LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	
Sales	$10,458.80
Total Income	**$10,458.80**
Cost of Goods Sold	
Cost of Goods Sold	$5,712.37
Freight & Shipping Costs	$3,030.19
Total Cost of Goods Sold	**$8,742.56**
Gross Profit	**$1,716.24**
As a percentage of Total Income	**16.41%**
Operating Expenses	
Accounting Fees	$49.22
Advertising & Promotion	$35,612.45
Computer – Software	$2,724.57
Crowdfunding Fees	$6,423.24
Legal Fees	$13,920.00
Merchant Account Fees	$1.97
Office Supplies	$75.75
Payroll – Salary & Wages	$12,252.60
Postage & Delivery	$135.00

Operating Expenses

R&D	$55,462.78
Total Operating Expenses	**$126,657.58**

Net Profit	**-$124,941.34**
As a percentage of Total Income	**-1,194.60%**

Balance Sheet

Graff Golf LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
AZLO BUSINESS CHECKING *8589	$7,739.42
Cash on Hand	$10,126.00
Total Cash and Bank	**$17,865.42**
Other Current Assets	
Inventory Materials	$130,733.68
Total Other Current Assets	**$130,733.68**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$148,599.10**
Liabilities	
Current Liabilities	
Deferred Revenue	$99,856.31
Total Current Liabilities	**$99,856.31**
Long-term Liabilities	
Seed Round - Convertible Note	$79,980.00
WeFunder - Convertible Note	$55,828.38
Total Long-term Liabilities	**$135,808.38**
Total Liabilities	**$235,664.69**

Equity

Family & Friends - Equity Raise	$116,001.85
Retained Earnings	
Profit for all prior years	-$78,126.10
Profit between Jan 1, 2020 and Dec 31, 2020	-$124,941.34
Total Retained Earnings	**-$203,067.44**
Total Equity	**-$87,065.59**

Cash Flow

Graff Golf LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Deferred Revenue collected	$99,856.31
Sales	$10,458.80
Merchant Account Fees	-$1.97
Total Sales	**$110,313.14**
Purchases	
Accounting Fees	-$49.22
Advertising & Promotion	-$35,612.45
Computer – Software	-$2,724.57
Crowdfunding Fees	-$6,423.24
Legal Fees	-$13,920.00
Office Supplies	-$75.75
Postage & Delivery	-$135.00
R&D	-$55,462.78
Cost of Goods Sold	-$5,712.37
Freight & Shipping Costs	-$3,030.19
Total Purchases	**-$123,145.57**
Inventory	
Sale of Merchandise	$1,873.98
Sale of Net Inventory	$4,997.85
Purchase of Inventory Materials	-$130,733.68

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Purchase of Merchandise	-$1,873.98
Purchase of Net Inventory	-$4,997.85
Total Inventory	**-$130,733.68**
Payroll	
Payroll – Salary & Wages	-$12,252.60
Total Payroll	**-$12,252.60**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$155,818.71**

Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Family & Friends - Equity Raise	$22,500.41
Total Owners and Shareholders	**$22,500.41**
Other	
Proceeds from Seed Round - Convertible Note	$79,980.00
Proceeds from WeFunder - Convertible Note	$55,828.38
Total Other	**$135,808.38**
Net Cash from Financing Activities	**$158,308.79**

OVERVIEW

Starting Balance	
AZLO BUSINESS CHECKING *8589	$15,375.34
Cash on Hand	$0.00
Wave Payments	$0.00
Total Starting Balance	**$15,375.34** As of 2020-01-01
Gross Cash Inflow	$276,517.34
Gross Cash Outflow	$274,027.26
Net Cash Change	**$2,490.08**

Ending Balance	
AZLO BUSINESS CHECKING *8589	$7,739.42
Cash on Hand	$10,126.00
Wave Payments	$0.00
Total Ending Balance	**$17,865.42** As of 2020-12-31